SCHEDULE 13D

CUSIP No. 505743104	Page 1 of 15 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ladder Capital Corp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

505743 104

(CUSIP Number)

David A. Smolen

GI GP III LLC

188 The Embarcadero, Suite 700

San Francisco, CA 94105

(415) 688-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other copies to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 505743104	Page 2 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 3 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Ladder Holdco, LLC
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) OO (limited liability company)

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 4 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III-A L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 5 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III-B L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 6 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI GP III L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 7 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Holdings III L.P.
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 8 of 15 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI GP III LLC
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 14,819,606*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 14,819,606*
11.	Aggregate amount beneficially owned by each reporting person 14,819,606*
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in Row 11 13.5%*
14.	Type of reporting person (See Instructions) OO (limited liability company)

*	See Item 5.

SCHEDULE 13D

CUSIP No. 505743104	Page 9 of 15 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed with the SEC on February 21, 2014 (as amended by Amendment No. 1 thereto filed with the SEC on February 5, 2016, the “Original Schedule 13D”), relating to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Ladder Capital Corp (the “Company”). The Original Schedule 13D is hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 2, by adding the following at the end thereof:

On December 6, 2016, the Company entered into an Equity Underwriting Agreement with GI III-A, GI III-B, Ladder HoldCo, the other selling stockholders party thereto (collectively, the “Selling Stockholders”), and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and Wells Fargo Securities, as representative of the several underwriters (the “Underwriters”), pursuant to which the Selling Stockholders agreed to (i) sell 10,000,000 shares of Class A Common Stock and (ii) provide the Underwriters an option to purchase an additional 1,500,000 shares of Class A Common Stock from certain Selling Stockholders other than the Reporting Persons (the “Option Shares”), in an underwritten offering (the “December 2016 Offering”). On December 7, 2016, the Underwriters exercised their option to purchase the Option Shares.

In connection with the December 2016 Offering, on December 8, 2016, Ladder Holdco exchanged an aggregate of 3,137,211 shares of Class B Common Stock and Units into 3,137,211 shares of Class A Common Stock. No cash or other consideration was exchanged in connection with the foregoing exchange.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 2, by adding the following at the end thereof:

In connection with the December 2016 Offering, on December 12, 2016, GI III-A, GI III-B and Ladder HoldCo completed a sale of an aggregate 3,789,446 shares of Class A Common Stock to the Underwriters at a public offering price of $13.60 per share.

In connection with the December 2016 Offering, GI III-A, GI III-B and Ladder HoldCo agreed, subject to specified exceptions, not to offer, pledge or sell, or enter into any agreement to sell or otherwise dispose of or transfer, any shares of Class A Common Stock, or securities convertible into or exchangeable or exercisable for shares of Class A Common Stock, for a period of 60 days after December 6, 2016, except with the prior written consent of the Underwriters (the “December 2016 Lock-Up Agreement”).

References to and descriptions of the December 2016 Lock-up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the December 2016 Lock-Up Agreement, a form of which has been filed as an exhibit hereto and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 505743104	Page 10 of 15 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment No. 2:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

GI III	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

Ladder HoldCo	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

GI III-A	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

GI III-B	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

SCHEDULE 13D

CUSIP No. 505743104	Page 11 of 15 Pages

GI GP LP	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

GI Holdings	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

GI GP LLC	0	14,819,606 (as converted)	14,819,606 (as converted)	13.5	%*

*	The ownership percentages are based on 71,765,885 shares of Class A Common Stock and 37,822,629 Units and Class B Common Stock outstanding following the December 2016 Offering, as set forth in the Company’s prospectus supplement filed with the SEC on December 7, 2016.

(c)	To the best knowledge of the Reporting Persons, except as described in Items 3 and 4, none of the Reporting Persons has effected a transaction in Units, shares of Class B Common Stock or shares of Class A Common Stock during the past 60 days (other than transactions that may have been effected in the ordinary course of business in an agency or a fiduciary capacity).

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 505743104	Page 12 of 15 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.3 to the Form 8-K for Ladder Capital Corp, filed on January 5, 2015.

Exhibit 2	Amendment to Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.2 to the Form 10-K for Ladder Capital Corp, filed on March 7, 2016.

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of February 11, 2014, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.2 to the Form 10-K for Ladder Capital Corp, filed on March 6, 2015.

Exhibit 4	Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated as of January 28, 2015, incorporated by reference to Exhibit 4.3 to the Form 10-K of Ladder Capital Corp, filed on March 6, 2015

Exhibit 5	Amendment No. 2 to the Amended and Restated Registration Rights Agreement, dated as of December 1, 2016, incorporated by reference to Exhibit 99.1 to the Form 8-K of Ladder Capital Corp, filed on December 8, 2016.

Exhibit 6	Joint Filing Agreement, dated as of February 21, 2014, among the Reporting Persons.*

Exhibit 7	Identification of Members of the Group, dated as of February 21, 2014.*

Exhibit 8	Power of Attorney, February 21, 2014.*

Exhibit 9	Lock-Up Agreement, dated as of December 6, 2016.

*	Previously Filed.

SCHEDULE 13D

CUSIP No. 505743104	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 21, 2016.

GI Partners Fund III L.P.
By: By:	GI GP III L.P., its general partner GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI Ladder Holdco, LLC
By:	GI Partners Fund III L.P., its sole member
By: By:	GI GP III L.P., its general partner GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI Partners Fund III-A L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI Partners Fund III-B L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI GP III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

[Signatures continue on the next page]

SCHEDULE 13D

CUSIP No. 505743104	Page 14 of 15 Pages

[Signatures continued from the previous page]

GI Holdings III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

GI GP III LLC

By:	/s/ David A. Smolen
David A. Smolen
General Counsel

SCHEDULE 13D

CUSIP No. 505743104	Page 15 of 15 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.3 to the Form 8-K for Ladder Capital Corp, filed on January 5, 2015.

Exhibit 2	Amendment to Third Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 10.2 to the Form 10-K for Ladder Capital Corp, filed on March 7, 2016.

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of February 11, 2014, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.2 to the Form 10-K for Ladder Capital Corp, filed on March 6, 2015.

Exhibit 4	Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated as of January 28, 2015, incorporated by reference to Exhibit 4.3 to the Form 10-K of Ladder Capital Corp, filed on March 6, 2015.

Exhibit 5	Amendment No. 2 to the Amended and Restated Registration Rights Agreement, dated as of December 1, 2016, incorporated by reference to Exhibit 99.1 to the Form 8-K of Ladder Capital Corp, filed on December 8, 2016.

Exhibit 6	Joint Filing Agreement, dated as of February 21, 2014, among the Reporting Persons.*

Exhibit 7	Identification of Members of the Group, dated as of February 21, 2014.*

Exhibit 8	Power of Attorney, February 21, 2014.*

Exhibit 9	Lock-Up Agreement, dated as of December 6, 2016.

*	Previously Filed.